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                              April 28, 2022

       J. Anthony Gallegos, Jr.
       Chief Executive Officer
       Independence Contract Drilling, Inc.
       20475 State Highway 249, Suite 300
       Houston, TX 77070

                                                        Re: Independence
Contract Drilling, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 13,
2022
                                                            File No. 333-264286

       Dear Mr. Gallegos:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed April 13, 2022

       Description of Capital Stock, page 3

   1. We note your disclosure here that you had 31,617,005 shares outstanding as of April 12,
                                                        2022 is inconsistent
with your disclosure on page 8 that you had 13,617,005 shares outstanding as of April
12, 2022. Please advise or revise.
       Documents Incorporated by Reference, page 14

   2. Please revise this section to incorporate by reference your definitive proxy statement on
                                                        Schedule 14A filed
April 22, 2022. Refer to Item 12 of Form S-3.
 J. Anthony Gallegos, Jr.
Independence Contract Drilling, Inc.
April 28, 2022
Page 2
General

3. We note that you are registering the resale offering of up to 33,777,737 shares of common stock and that your selling stockholder table and the notes thereto indicate that such shares are comprised of 2,712,648 shares of common stock owned directly by the selling stockholders and 31,065,089 shares of common stock issuable upon conversion of the
      Notes. However, Exhibit 5.1 states that you are registering up to 33,777,737 shares of the
      Company   s common stock of which 2,145,648 shares are issued and
outstanding and up to
      31,065,089 shares are issuable upon conversion of the Notes. Please advise or revise.
4. We note you are registering the resale of 31,065,089 shares of common stock issuable upon conversion of the Notes. We further note that you have filed a definitive proxy statement seeking, in part, shareholder approval for the issuance of up to 64,045,085 shares of common stock upon conversion of any Notes in accordance with
Section 312.03
      of the NYSE Listed Company Manual (the "Share Issuance Proposal"). Please revise your disclosure to clarify whether the issuance of the 31,065,089 shares of common stock being registered hereby is subject to shareholder approval. If applicable, please include risk factor disclosure discussing relevant risks, including any consequences to investors in this offering if the Share Issuance Proposal is not approved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameJ. Anthony Gallegos, Jr.
                                                            Division of
Corporation Finance
Comapany NameIndependence Contract Drilling, Inc.
                                                            Office of Energy &
Transportation
April 28, 2022 Page 2
cc:       David Buck, Esq.
FirstName LastName